Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Earnings:
Net loss	$(3,537)	$(9,568)	$(14,695)	$(22,511)	$(81,495)
Add: Fixed charges	85	272	180	218	234

Earnings as defined	$(3,452)	$(9,296)	$(14,515)	$(22,293)	$(81,261)

Fixed charges:
Interest expensed	$73	$213	$29	$56	$34
Estimated interest component of rent	12	59	151	162	200

Total fixed charges	$85	$272	$180	$218	$234

Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	For purposes of computing this ratio of earnings to fixed charges, fixed charges consist of interest expense and estimated interest component of rent and earnings consist of loss before income taxes plus fixed charges. Earnings were insufficient to cover fixed charges by $3.5 million in 2000, $9.6 million in 2001, $14.7 million in 2002, $22.5 million in 2003 and $81.5 million in 2004. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.